ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600
January 10, 2012
VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn: Dominic Minore, Esq.

Re:	Pyxis Funds II (the “Registrant”)
1940 Act File No. 811-07142
1933 Act File No. 033-51308
Dear Mr. Minore:
     In connection with the filing of Post-Effective Amendment No. 85 under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 87 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement filed on Form N-1A (the “Amendment”) in connection with the registration of Pyxis Alternative Income Fund (the “Fund”), set forth below are responses to the comments the staff of the Securities and Exchange Commission (the “Staff”) provided orally on December 30, 2011 to Sarah Clinton of Ropes & Gray LLP, with respect to Post-Effective Amendment No. 71 under the 1933 Act, and Amendment No. 73 under the 1940 Act, to the Registrant’s Registration Statement filed on Form N-1A (“Amendment No. 71/73”) to the Registrant’s Registration Statement filed on Form N-1A.
     Certain comments regarding Amendment No. 71/73 were addressed to the Staff’s satisfaction in a response letter filed on January 9, 2012 via EDGAR correspondence. The remaining comments are addressed herein. As requested, certain responses to the Staff’s comments are reflected in the prospectus and statement of additional information, contained in the Amendment. We have organized this letter by setting forth the Staff’s comments followed by the Registrant’s response to the Staff’s comments.
Prospectus
1.	In light of the Fund’s name, please clarify why the Fund is an alternative fund.
Response: The Registrant notes that the Fund is an alternative fund because it takes both long and short positions with respect to fixed income securities and other instruments.
2.	In light of the Fund’s stated investment objective, please describe in the “Principal Investment Strategies” section how the Fund seeks to preserve capital.

Response: The Registrant has revised its investment objective to remove the preservation of capital component. The “Investment Objective” section of the Prospectus now states that investment objective of the Fund is “to provide shareholders with above-average total returns over a complete market cycle primarily through capital appreciation and income generation.”
3.	In the “Principal Investment Strategies” section please clarify that high yield corporate bonds are junk bonds.
Response: The requested change has been made.
4.	In the “Principal Investment Strategies” section please describe what is meant by securities “linked to” high yield corporate bonds.
Response: The requested change has been made. The relevant sentence has been clarified to state that the Fund primarily will take long and short positions in securities that are highly correlated to high yield corporate bonds (also known as “junk bonds”) based on long, intermediate, and short term trends.
5.	In the “Principal Investment Strategies” section, please clarify whether the Fund will focus on securities correlated with high yield corporate bonds in any particular industry or sector. Please also disclose any limitations on the credit quality of the issuers in whose securities the Fund may invest.
Response: The requested change has been made. The Registrant has clarified that the securities in which the Fund may invest include domestically-listed exchange-traded funds (“ETFs”), exchange-traded notes (“ETNs”) and mutual funds with high yield corporate bond exposure in any industry or sector. The Registrant also has added a statement to the “Principal Investment Strategies” section that the Fund may invest, directly and indirectly, in securities of issuers of any credit quality.
6.	If the Fund will have direct or indirect exposure to foreign and emerging market securities, please note that in the “Principal Investment Strategies” section along with any limitations.
Response: The requested change has been made. The Registrant has added a statement to the Principal Investment Strategies” section noting that “the Fund may invest without limitation in investments tied economically to any country in the world, including emerging market countries.”
7.	Please clarify what is meant by “trend following methodologies” and “short-term counter trend strategies” in the first paragraph of the “Principal Investment Strategies” section.
Response: The Registrant has revised the “Principal Investment Strategies” section to clarify what is meant by “trend following methodologies” and has removed the language regarding short-term counter trend strategies.
8.	Please clarify that the Fund invests in ETFs, ETNs, and mutual funds in order to gain exposure to high yield corporate bonds.
Response: The requested change has been made.

9.	Please confirm that the language in the “Principal Investment Strategies” section regarding the Fund’s investments in derivatives takes into account the guidance provided in the Commission’s Letter to the Investment Company Institute dated July 30, 2010 (the “Letter”).
Response: The Registrant confirms that the disclosure regarding the Fund’s investments in derivatives takes into account the guidance provided in the Letter.
10.	Please note in the “Principal Investment Strategies” section that the Fund is non-diversified under the Investment Company Act of 1940.
Response: The requested change has been made.
11.	Please confirm that the statement in the “Principal Investment Strategies” section that “the Fund may invest in a variety of other instruments including fixed income securities, equity securities, structured notes, and warrants” includes all the principal investment strategies not otherwise disclosed in the Prospectus.
Response: The Registrant has determined that its potential investments in equity securities, structured notes, and warrants are not principal investment strategies. Accordingly, the Registrant has removed this statement from the Prospectus. Disclosure regarding such potential investments is included the Statement of Additional Information.
12.	Given that “Micro, Small and Mid-Cap Securities Risk” is listed as a “Principal Risk” of the Fund, please reference micro, small and mid-cap securities in the “Principal Investment Strategies” section.
Response: The Registrant has determined that “Micro, Small and Mid-Cap Securities Risk” is not a principal risk and has removed it from the Prospectus.
13.	In “Exchange-Traded Notes Risk,” clarify what is meant by the statement that the Fund will bear its proportionate share of any fees and expenses borne by the ETN.
Response: The Registrant has removed the statement in “Exchange-Traded Notes Risk” that the Fund will bear its proportionate share of any fees and expenses borne by the ETN.
14.	Please clarify in the first sentence of the “Additional Information about Principal Investment Strategies” section that any securities, investment strategies, and techniques not described earlier in the Prospectus are non-principal in nature.
Response: The requested change has been made.
15.	Please revise the last sentence of the first paragraph in the “Additional Information About Principal Risks” section to state that, “There is a risk that the share value of the Fund will fall.”
Response: The requested change has been made.
16.	In the “Portfolio Managers” section, please include the years during which Mr. Waters was employed in the various positions listed.
Response: The requested change has been made.

     Statement of Additional Information (“SAI”)
17.	In the “Investment Strategies and Risks—Reverse Repurchase Agreements” section of the SAI, please note the limitation to the Fund’s investments in reverse repurchase agreements of one-third of the Fund’s assets.
Response: The requested change has been made. The Registrant has added a statement at the end of the first paragraph of the “Investment Strategies and Risks—Reverse Repurchase Agreements” section that the Fund will not invest more than 33 1/3% of the Fund’s total assets in reverse repurchase agreements.
18.	In the second paragraph of the “Investment Strategies and Risks—Lending Portfolio Securities” section of the SAI, please note that the Fund bears the entire risk of loss on reinvestment of collateral.
Response: The requested change has been made.
19.	Please explain what is meant by “engage in other transactions that may entail borrowing” in Fundamental Investment Restriction 1(d), and what is meant by “except as otherwise permitted by its fundamental policy on borrowing or by applicable law” in Fundamental Investment Restriction 6 in the “Investment Restrictions” section of the SAI.
Response: The Registrant has removed the phrase “engage in other transactions that may entail borrowing” from Fundamental Investment Restriction 1(d). The Fund has revised Fundamental Investment Restriction 6 to provide that the Fund “may not issue senior securities.”
20.	In the “Notes to Investment Restrictions” section or elsewhere in the SAI, please describe the 1940 Act limitations and limitations under other applicable law referenced in the investment restrictions and note the 1940 Act limitations on pledging, mortgaging, and hypothecating assets.
Response: The Registrant is not aware of any requirement in Form N-1A to describe all potentially applicable limitations pursuant to the 1940 Act or other applicable law, and therefore, it respectfully declines to do so in the disclosure. The Registrant believes the disclosure in the “Investment Restrictions” section includes the disclosure required by Item 16(b) of Form N-1A. The Registrant notes that there is disclosure to the “Notes to Investment Restrictions” clarifying the 1940 Act limitations on borrowing and pledging assets.
21.	In the “Investment Restrictions” section, please add a non-fundamental restriction regarding the Fund’s anti-leveraging policy, if applicable.
Response: The Registrant is not aware of any requirement in Form N-1A to include an anti-leveraging policy in its investment restrictions, and therefore, it respectfully declines to do so in the disclosure. The Registrant believes the disclosure in the “Investment Restrictions” section includes the disclosure required by Item 16(b) of Form N-1A.
22.	In the first sentence under “Notes to Investment Restrictions,” please clarify that the restrictions on borrowings and illiquid securities do not apply only at the time of purchase of securities.
Response: The Registrant has incorporated the requested revision.

23.	In the “Notes to Investment Restrictions” section, please be more specific regarding the industry classifications that will be used by the Fund.
Response: The Registrant has incorporated the requested revision.
24.	In the last sentence of the first paragraph under “Role of the Board, Leadership Structure and Risk Oversight,” please remove the phrase “and its oversight role does not make the Board a guarantor of the Trust’s investments, operations or activities.”
Response: The Registrant has incorporated the requested revision.
25.	Please revise the second and third paragraphs of the “Conflicts of Interest—Anchor” section of the SAI to make it clear that Anchor has a fiduciary obligation to treat each client equally.
Response: The Registrant has incorporated the requested revision.
* * *
     As instructed by the Staff, the Registrant is also submitting the following:
The Registrant acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Amendment, (ii) Staff comments or changes to disclosure in response to Staff comments in the Amendment reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Amendment, and (iii) the Registrant may not assert Staff comments with respect to the Amendment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct any questions concerning this letter to the undersigned at 617-951-7375.
Very truly yours,
/s/ Sarah Clinton
Sarah Clinton
cc:      Ethan Powell, Pyxis Capital, L.P.